[LETTERHEAD OF PAUL HASTINGS LLP]

1(212) 318-6097

billbelitsky@paulhastings.com

January 16, 2018	91322.00024

VIA EDGAR

Ms. Lisa N. Larkin

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Morgan Stanley Portfolios, Series 19
(the “Trust”) (File Nos. 333-221989 and 811-22966)

Dear Ms. Larkin:

On behalf of Morgan Stanley Smith Barney LLC (the “Sponsor”), we are writing in response to the comments contained in the Staff’s comment letter dated January 11, 2018, with respect to the above-referenced Trust. The Trust consists of one underlying unit investment trust portfolio, Nuveen’s Bob Doll 2018 Equity Outlook Portfolio.

The Registrant’s responses to your comments are reflected below. Corresponding revisions to the Trust’s registration statement will be reflected in the Trust’s pricing amendment, which is currently anticipated to be filed on or about Thursday, January 18, 2018. Capitalized terms have the same meanings as in the Trust’s registration statement, unless otherwise indicated.

Prospectus

Page 2 -  Investment Concept and Selection Process

1. You state that the “Trust seeks to achieve its objective by investing in the common stocks of large capitalization stocks that Nuveen Asset Management believes will benefit from an economic environment described by Bob Doll’s ‘Ten Predictions for 2018.’” Please add disclosure that sufficiently describes who Bob Doll is, what his predictions are, and what basis he has for making his predictions.

Response: The disclosure has been revised in accordance with the above comment.

2. Please ensure that the disclosure in this section will be updated and accurate. For example, you state on page 3 that the Sponsor is not obligated to use Nuveen’s recommendations when assembling the final portfolio. Please add disclosure explaining how the Sponsor would select stocks should it not use Nuveen’s recommendations, and explain what would make Nuveen’s recommendations “in some way inappropriate for the Trust.”

Response: The disclosure has been revised in accordance with the above comment.

Page 3 — Principal Risk Factors

3. You state that the Trust’s portfolio “invests significantly in one or more sectors.” Please ensure that all sectors are clearly identified and specifically mentioned in both the summary and non-summary sections.

Response: The Trust’s pricing amendment for which the Sponsor will seek effectiveness will include updated sector risk disclosures in both the summary and non-summary sections of the Prospectus representative of the sector allocation of the Trust’s final portfolio.

4. Please confirm that the undertaking to file reports under Instruction 3.3 of Form S-6 will be included along with the Trust’s pricing amendment for which the Sponsor will seek effectiveness.

Response: The Trust’s pricing amendment for which the Sponsor will seek effectiveness will include the undertaking to file reports under Instruction 3.3 of Form S-6.

It is currently anticipated that a pricing amendment of the Trust’s registration statement, which the Sponsor will request the Commission to declare effective, will be filed on the morning of Thursday, January 18, 2018. Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Sincerely,

/s/ Bill Belitsky
Bill Belitsky
for PAUL HASTINGS LLP

Enclosures